UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________________

SEC FILE NUMBER
FORM 12b-25	001-00071
CUSIP NUMBER

 _____________________________________________

NOTIFICATION OF LATE FILING

(Check One):☒ FORM 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Hexion Inc.
Full Name of Registrant

Former Name if Applicable

180 East Broad Street
Address of Principal Executive Office (Street and Number)

Columbus, OH 43215
City, State and Zip Code

 PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be determined without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hexion Inc. (the "Company") was unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2018 on or before April 1, 2019, as management needs additional time to analyze and finalize the Company's financial statements.

On April 1, 2019, the Company, Hexion Holdings LLC, Hexion LLC and certain of the Company's subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court"). The Debtors have requested that the Chapter 11 proceedings be jointly administered under the caption In re Hexion Holdings LLC, No. 19-10684. The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. The Company has devoted key personnel and resources, including those of its accounting and financial reporting organizations, to matters relating to the Chapter 11 filings.

The Company has concluded its financial condition, the defaults under our debt agreements, and the risks and uncertainties surrounding our Chapter 11 proceedings raise substantial doubt as to the Company’s ability to continue as a going concern. The Company expects the audit report by its independent registered public accounting firm, with respect to the financial statements to be included in the Company's Annual Report on Form 10-K, will contain an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern. The going concern issue and Chapter 11 filings have generated substantial additional disclosures and have required the Company to change certain assumptions related to balance sheet classifications, certain debt-related deferred costs and income taxes.

For these reasons mentioned above, the Company was not able to file its Annual Report on Form 10-K for the year ended December 31, 2018 within the prescribed time period for a non-accelerated filer. The Company intends to file its Annual Report on Form 10-K as soon as practicable within the time period prescribed in Rule 12b-25 promulgated under the Securities and Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Douglas A. Johns	(614)	225-2026
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so, attach a explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the following preliminary unaudited results: net sales of approximately $3,797 million for 2018, compared to net sales of $3,591 million reported in 2017 and operating income of approximately $229 million, compared to operating income of $100 million reported in 2017. The increase in operating income was primarily due to increased profitability across many businesses, the $44 million gain on the disposition of our Additives Technology Group business as previously reported in our Quarterly Report on Form 10-Q for the period ended on September 30, 2018, and a decrease in business realignment costs in 2018 versus 2017.

    The foregoing statements about the anticipated timing of the filing of the Annual Report on Form 10-K for the period ended December 31, 2018 and expected results of operation are forward-looking statements within the meaning of and made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Annual Report on Form 10-K for the period ended December 31, 2018, and that the Company's actual operating results may differ materially from these estimates upon completion of management's review of the financial statements.

HEXION INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2019	/s/ George F. Knight
George F. Knight
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).